Echo Healthcare Acquisition Corp.
8000 Towers Crescent Drive, Suite 1300
Vienna, Virginia 22182

August 24, 2006

VIA EDGAR AND FACSIMILE: (202) 772-9206

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Blaise Rhodes

Re:	Echo Healthcare Acquisition Corp. Item 4.02 Form 8-K Filed 08/21/06 File No. 000-51596

Ladies and Gentlemen:

On behalf of our client, Echo Healthcare Acquisition Corp. (“Echo” or the “Company”), we are responding to the comments received from your office by letter dated August 22, 2006 (the “August Letter”) with respect to the above-referenced Form 8-K (the “Form 8-K”).

We have restated and responded to each of your comments in the August Letter below. An amendment to the Form 8-K (an “8-K/A”) is being filed concurrently and reflects the Company’s responses to your comments.

1.	Comment: Please amend your filing to disclose when you concluded that your financial statements should no longer be relied on.

Response: As requested by the staff, we have amended the filing to reflect the date on which the Company determined that our financial statements should no longer be relied on.

2.	Comment: We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

Response: The Company filed its restated financial statements for the three months ended March 31, 2006, which were originally filed under cover of Form 10-Q on May 11, 2006, in a Form 10-Q/A on August 23, 2006. The Company filed its restated audited financial statements for the period ended March 22, 2006, which were originally filed under cover of Form 8-K on March 24, 2006, in an amendment to the same Form 8-K on August 23, 2006.

In connection with the foregoing request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-Q/A and two Form 8-K/As referenced herein (the “Filings”);

•
Comments by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Company may not assert such comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (949) 225-4426 or Mike Delaney at (404) 572-6912.

Very truly yours, /s/ Kevin Pendergest Kevin Pendergest Chief Financial Officer
Enclosures

cc:	Mr. Gene Burleson Mr. Joel Kanter Rick Miller, Esq. Mike Delaney, Esq